UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Chirinjeev Kathuria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,182,294
	9	SOLE DISPOSITIVE POWER 43,182,294
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,182,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

(Amendment No. 2)

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Person. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein:

Item 4.	Purpose of Transaction.

Item 4 of Reporting Person’s Schedule 13D, as amended, is hereby further amended by adding the following:

On June 4, 2022, following the events previously described in Item 4 of Amendment No. 1, Jeffery Bray sent a written demand to inspect the Company’s stocklist pursuant to Section 220 of the Delaware General Corporation Law, which requested among other information, a certified and complete list of the names, contact information and Company stock ownership details of the stockholders of the Company as of the record date established for the Company’s 2022 annual meeting of stockholders for the stated purposes of contacting the stockholders on matters relating to their interests as stockholders in connection with the annual meeting.

On June 6, 2022, Mr. Bray, individually as a stockholder and representative of the Stockholder Group of which Reporting Person is a member, and Reporting Person, individually as a member of the Board of Directors, Co-Chairman of the Board and largest stockholder, filed a civil complaint in the Court of Chancery in the State of Delaware against certain members of the Company’s board of directors, Avi Katz, Raluca Dinu, Agnes Rey-Giraud, Neil Miotto, Nathan Locke and Moshe Bar-Siman-Tov, and the Company, as a nominal defendant. The plaintiffs also filed a June 6, 2022 motion to expedite the court’s adjudication of the allegations and requested relief set forth in the complaint, and on June 8, 2022, the court granted the motion in part and ordered a preliminary injunction hearing to be held on June 23, 2022, to determine whether the June 28, 2022 annual meeting should be enjoined.

While the descriptions of the aforementioned court filings herein do not purport to be complete and are qualified by reference to them, the basis of the complaint is, among other claims, underpinned by the concerns described in Item 4 of Amendment No. 1, as well as the actions and inaction of the defendant board members in response to (i) the concerns of the Stockholder Group, as expressed in Exhibit 99.3, and (ii) the special meeting of stockholders and Company bylaw amendment proposed by the Reporting Person, as referenced in Item 4 of Amendment No. 1.

On June 8, 2022, certain members of the Stockholder Group, including the Reporting Person, issued an open letter to other Company stockholders urging them to “STOP, LOOK and LISTEN” before taking action on proxy proposals of the Company associated with the annual meeting. The Stockholder Group, including the Reporting Person, filed this letter with the SEC in a Schedule 14A filing and further intends to file a preliminary proxy statement with the SEC in relation to such efforts in a separate Schedule 14A filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Reporting Person’s Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date of this filing, the Reporting Person beneficially owns an aggregate of 43,182,294 shares of Common Stock, or approximately 30.01%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	72,437,807	50.33%	5,039,178	67,398,629	5,039,178	0
Alexandra Bray	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.50%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria	43,182,294	30.01%	0	43,182,294	43,182,294	0
Mariya Pylypiv	7,595,270	5.28%	0	7,595,270	7,595,270	0
Syed Sabahat Azim	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.25%	0	6,116,842	0	0

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 20, 2022 as reported in the Company’s Form 10-Q filed on May 23, 2022; plus, (i) in the case of “Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA,” 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for Mariya Pylypiv, and 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for Reporting Person, (ii) in the case of Mariya Pylypiv, 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for her and (iii) in the case of Reporting Person, 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for him.

(b)	Reporting Person has shared voting power and sole dispositive power with respect to 43,182,294 shares of Common Stock.

See the table in Item 5(a) for information regarding the power to vote or direct the vote and power to dispose or direct the disposition of shares of Common Stock of the members of the Stockholder Group.

(c)

The Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D, other than 51,813 shares of Common Stock were acquired upon the vesting of restricted stock units previously granted to the Reporting Person.

(d)

To the best of the knowledge of the Reporting Person, no one other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2022

CHIRINJEEV KATHURIA

/s/ Chirinjeev Kathuria